Exhibit 99.1

Adagene Announces Licensing Agreement with Third Arc Bio for Development of Two Masked CD3 T Cell Engagers Utilizing SAFEbody® Technology

SAN DIEGO, CA, SUZHOU, China, and SPRING HOUSE, PA, November 13, 2025 -- Adagene Inc. (“Adagene”) (Nasdaq: ADAG) and Third Arc Bio, Inc. (“Third Arc Bio”), today announced a licensing agreement under which Third Arc Bio will utilize Adagene’s SAFEbody technology platform to generate masked CD3 T cell engagers against unique tumor associated antigens. Under the terms of the agreement, Third Arc Bio will receive rights to research, develop and commercialize two candidate molecules worldwide. Adagene will receive an upfront payment of $5 million and is eligible to receive development and commercial-based milestones of up to $840 million (if all milestones and conditions are achieved) as well as royalties on end-user sales. In addition, Adagene has a no-cost option to develop and commercialize these candidate molecules in Greater China, Singapore and South Korea.

Peter Luo, Ph.D., Chief Executive Officer of Adagene said, “Our SAFEbody technology allows activation of an antibody when it reaches the tumor microenvironment. The resulting wider therapeutic index from improved safety allows for higher dosing and potentially better efficacy, as seen from the data we continue to generate with muzastotug. We’re thrilled that Third Arc Bio will be utilizing our SAFEbody technology for a portion of their exciting pipeline programs.”

“Our agreement with Adagene will allow Third Arc Bio to advance highly innovative molecules with a superior therapeutic index and help build on our growing portfolio of novel CD3- and CD28-targeting T cell engagers,” said Peter Lebowitz, M.D., Ph.D., Chief Executive Officer of Third Arc Bio. “Adagene’s SAFEbody® technology expands the reach of our ArcStim Platform to additional novel targets.”

About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biotechnology company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address globally unmet patient needs. The company has forged strategic collaborations with reputable global partners that leverage its SAFEbody precision masking technology in multiple approaches at the vanguard of science.

Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObody™, SAFEbody, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. The company’s SAFEbody technology is designed to address safety and tolerability challenges associated with many antibody therapeutics by using precision masking technology to shield the binding domain of the biologic therapy. Through activation in the tumor microenvironment, this allows for tumor-specific targeting of antibodies, while minimizing on-target off-tumor toxicity in healthy tissues.

Adagene’s lead clinical program, ADG126 (muzastotug), is a masked, anti-CTLA-4 SAFEbody that targets a unique epitope of CTLA-4 in regulatory T cells (Tregs) in the tumor microenvironment. Muzastotug is currently in Phase 1b/2 and Phase 2 clinical studies in combination with anti-PD-1 therapy, particularly focused on microsatellite stable (MSS) colorectal cancer (CRC). Validated by ongoing clinical research, the SAFEbody platform can be applied to a wide variety of antibody-based therapeutic modalities, including Fc empowered antibodies, antibody-drug conjugates, and bi/multispecific T cell engagers.

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SAFEbody is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union.

About Third Arc Bio

Third Arc Bio is a clinical stage biotech company developing multifunctional antibodies that generate immune synapses to precisely activate or inhibit T cells. The lead program ARC101, is a bispecific T cell engager currently being evaluated in a Phase 1 trial for cancer patients with solid tumors expressing CLDN6. The company’s drug development engine delivers superior biologics optimized to create best-in-class T cell engagement by leveraging novel technologies that power a pipeline of high value therapeutics. The Third Arc Bio platforms include a solid tumor ARCStim Platform and an immunology & inflammation (I&I) ARCTag Platform that offers precision immune regulation to achieve superior efficacy and safety. To learn more, visit www.thirdarcbio.com.

About ARC101

ARC101 is a potential best-in-class T cell engager that targets solid tumors expressing CLDN6. ARC101 exhibits high specificity with no off-target binding, avoids other Claudin family proteins, and has potent cytotoxicity, a long half-life and optimal biophysical properties. ARC101 is currently in Phase 1 studies NCT06672185, to assess its safety, tolerability, pharmacokinetics and antitumor activity in patients with advanced cancer.

Adagene Investor Contacts:

Raymond Tam

raymond_tam@adagene.com

Corey Davis, Ph.D.

LifeSci Advisors LLC

212-915-2577

cdavis@lifesciadvisors.com

Adagene Media Contact:

Lindsay Rocco

Elixir Health PR

862-596-1304

lrocco@elixirhealthpr.com

Third Arc Bio Contacts:

Peg Rusconi, Deerfield Group
peg.rusconi@deerfieldgroup.com

Amanda Jonhson, Deerfield Group

amanda.johnson@deerfieldgroup.com